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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)1

Radio One, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

75040P108 (CUSIP Number)

09/30/2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☒
  Rule 13d-1(b)

  ☐
  Rule 13d-1(c)

  ☐
  Rule 13d-1(d)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75040P108	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
The TCW Group, Inc., on behalf of the TCW Business Unit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada Corporation

	5	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,271,653
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	8	SHARED DISPOSITIVE POWER
		2,271,653

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,271,653

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% (see response to Item 4)

12	TYPE OF REPORTING PERSON*
HC/CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 7 Pages

Item 1(a).	Name of Issuer:
Radio One, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
5900 Princess Garden Pkwy, 7th Floor Lanham, MD 20706
Item 2(a).	Name of Persons Filing:
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Item 2(c).	Citizenship:
The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street Los Angeles, CA 90017 (Nevada Corporation)
Item 2(d).	Title of Class of Securities:
Class A Common Stock
Item 2(e).	CUSIP Number:
75040P108

Page 4 of 7 Pages

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(see Item 7) The TCW Group, Inc., on behalf of the TCW Business Unit
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 5 of 7 Pages

Item 4.Ownership**

  The TCW Group, Inc., on behalf of the Business Unit***

  (a)
  Amount beneficially owned: 2,271,653****

  (b)
  Percent of class: 10.0%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote: none.

  (ii)
  Shared power to vote or to direct the vote: 2,271,653

  (iii)
  Sole power to dispose or to direct the disposition of: none.

  (iv)
  Shared power to dispose or to direct the disposition of: 2,271,653

**
The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***
See Exhibit A

****
Includes 227,412 shares that would be derived from conversion of $4,260,000 face amount of 6.50% TIDES Convertible Preferred 144A maturing July 15, 2005, and 198,052 shares that would be derived from conversion of $3,710,000 face amount of 6.50% TERM DEF EQ SEC HI TIDES Convertible Preferred maturing July 15, 2005, which are both held indirectly by the reporting persons.

Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Radio One, Inc.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Exhibit A.
Item 8.	Identification and Classification of Members of the Group.
Not applicable. See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of October, 2002.	THE TCW GROUP, INC., on behalf of the TCW BUSINESS UNIT

	By:	/s/ LINDA D. BARKER Linda D. Barker Authorized Signatory

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SCHEDULE 13G
SIGNATURE